Filed by Biomira Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 000-19451

This filing relates to a plan of arrangement/reincorporation (the “Arrangement”) between Biomira Inc. and Biomira Corporation pursuant to the terms of the Arrangement Agreement, dated September 11, 2007 by and among Biomira Inc., a Canada Business Corporations Act corporation, and Biomira Corporation, a Delaware corporation.  The Arrangement Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement filed by Biomira Corporation on September 12, 2007.

On September 12, 2007, Biomira Corporation and Biomira Inc. issued a joint press release announcing Biomira’s intention to redomicile in the State of Delaware through a plan of arrangement implemented under Canadian law.  As a result of the arrangement, Biomira Corporation would become a successor parent corporation to Biomira Inc.  The text of the press release follows:

BIOMIRA ANNOUNCES PLAN TO REINCORPORATE IN THE UNITED STATES

COMPANY TO HOST CONFERENCE CALL AT 10:00AM EDT

EDMONTON, ALBERTA and BELLEVUE, WASHINGTON — September 12, 2007 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) (the “Company”) today announced that the Company’s Board of Directors has approved a proposal to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware in the United States of America through a plan of arrangement.  Under the plan of arrangement, which is subject to shareholder and court approval, Biomira will migrate to the United States by creating a holding corporation based in the State of Delaware, Biomira Corporation, which will be the ultimate parent corporation of a successor corporation of the current Biomira and its subsidiaries.  Biomira Corporation intends to establish its headquarters in or near Seattle, Washington.

“We believe that reincorporation in Delaware is the right strategic move to increase long-term shareholder value,” said Robert L. Kirkman, M.D., President and Chief Executive Officer of Biomira.  “This move is intended to raise our profile in the U.S. financial markets, with the goals of increasing the visibility of our exciting product pipeline among U.S. institutional investors and providing access to a larger pool of investment capital. Additionally, we believe that relocating to a major biotechnology center such as Seattle will provide greater opportunity to attract and retain key personnel.”

Upon the completion of the proposed arrangement, holders of common shares of Biomira Inc. will receive one-sixth of a share of common stock of Biomira Corporation in exchange for each common share of Biomira Inc., which will have the effect of a 6 for 1 reverse stock split of Biomira Inc. common shares.

“We believe that this effective reverse stock split should result in a higher trading price for the shares of Biomira Corporation and ultimately result in increased shareholder value,” continued Dr. Kirkman.  “A higher share price may allow investment in Biomira Corporation by institutional investors whose policies preclude investing in stock with lower share prices.  Many brokerage firms prohibit using lower priced stocks in margin accounts.  A higher price also is expected to benefit shareholders by reducing the risk of a NASDAQ Global Market delisting proceeding based on the minimum $1 share price rule.”

“The relocation of our headquarters to the Seattle area is not expected to result in a significant change in our operations in Edmonton, Alberta,” continued Dr. Kirkman.  “We have a highly skilled, productive and dedicated workforce in Edmonton that we intend to maintain.  However, a significant portion of our operations, particularly related to our small molecule development programs, is already in the U.S., and we believe that our Seattle area location will help us to attract the additional staff we need to advance these programs as rapidly and successfully as possible.”

The transaction will be completed through a plan of arrangement, which will require the approval of two-thirds of the common and preference shares represented at a special meeting of Biomira’s shareholders, voting as a class. Such a meeting is expected to take place in Edmonton, Alberta following the distribution of a definitive proxy statement/prospectus contained as part of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”) and receipt of an interim order with respect to the proposed plan of arrangement from the Alberta Court of Queen’s Bench.  Biomira Corporation today filed a registration statement on Form S-4 with the SEC that includes a preliminary proxy statement/prospectus covering the proposed plan of arrangement and the shares to be issued to Biomira’s shareholders in the plan of arrangement.  Assuming that the SEC declares the registration statement effective, the shareholders approve of the plan of arrangement, and the Alberta Court of Queen’s Bench issues a final order approving the plan of arrangement, Biomira currently estimates that the transactions contemplated by the plan of arrangement should be completed in early 2008.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Conference Call and Webcast

Biomira’s management will hold a conference call beginning at 10:00 a.m. EDT today, September 12, 2007.  To listen to a live webcast of the call, visit www.biomira.com.  Biomira intends to make a recording of the webcast available on the Biomira website and via telephone replay.  It is expected that the archive of the webcast will be available approximately 15 minutes after completion of the discussion and will be posted for 90 days. It is expected that a replay will be available by phone approximately one hour after completion of the discussion and will be accessible for 7 days.   Access numbers for this replay are:

416-640-1917, passcode 21246399 followed by the pound sign or

877-289-8525, passcode 21246399 followed by the pound sign

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Forward Looking Statements

In order to provide Biomira’s investors with an understanding of its current intentions and future prospects, this release contains statements that are forward looking, including statements relating to the anticipated benefits of the proposed reincorporation of Biomira from Canada to the United States.  These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on its management’s experience and assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties, including risks and uncertainties related to the proposed reincorporation transaction, Biomira’s business and the general economic environment.  Many of these risks and uncertainties are beyond Biomira’s control.  These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements.  Risks, uncertainties, and assumptions include the possibility that the proposed arrangement and reincorporation may not be completed as a result of failure to obtain shareholder, judicial and/or regulatory approvals or for other reasons; that the anticipated benefits of the reincorporation, including our ability to increase our profile among U.S. institutional investors and to attract and retain scientific and administrative personnel by locating in a larger biotechnology center, may not be realized; the anticipated benefits of the effective reverse stock split, including a higher trading price for the common stock of Biomira Corporation and the attraction of institutional investors may not be realized; and the other risks and uncertainties described in the reports and other documents, including the registration statement on Form S-4, filed by either Biomira Inc. or Biomira Corporation with the Securities and Exchange Commission and/or Canadian regulatory authorities.

Although Biomira believes that any forward-looking statements contained herein are reasonable, it can give no assurance that its expectations are correct.   All forward-looking statements are expressly qualified in their entirety by this cautionary statement.  For a detailed description of the risks and uncertainties associated with Biomira, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in the registration statement on Form S-4 filed by Biomira Corporation with the Securities and Exchange Commission and on SEDAR.

Additional Information About the Arrangement/Reincorporation and Where to Find It

On September 12, 2007, Biomira Corporation, a Delaware corporation that will, if the arrangement is approved, become the parent corporation of a successor to Biomira Inc., a Canadian corporation, filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a preliminary proxy statement/prospectus regarding the proposed plan of arrangement.  We have also filed this registration statement on SEDAR.  Investors and security holders of Biomira Inc. are urged to read the preliminary proxy statement/prospectus, which has not been declared effective by the SEC, and when and if it is available, the definitive proxy statement/prospectus filed with the SEC and on SEDAR.  These documents as well as Biomira Inc.’s other filings with the SEC and Canadian regulatory authorities contain, or will contain, important information about Biomira Inc., Biomira Corporation, and the proposed plan of arrangement.  The preliminary proxy statement/prospectus filed with the SEC by Biomira

Corporation on September 12, 2007 and any other filings by Biomira Inc. or Biomira Corporation with the SEC may be obtained free of charge at the SEC’s website, www.sec.gov.  Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com.  In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Biomira Corporation have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira, Inc., 2011 – 94 St. Edmonton, AB, Canada  T6N 1H1  Attn: Investor Relations, telephone: (780) 450-3761, ext. 818.

Biomira Inc., Biomira Corporation, Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Biomira Corporation, Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Biomira Corporation, and certain of Biomira Inc. and Biomira Corporation’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement.  The other executive officers and directors of Biomira Inc. or Biomira Corporation who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date.  A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Biomira Corporation is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 described above.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the preliminary proxy statement/prospectus filed with the SEC on September 12, 2007 as part of the registration statement on Form S-4 and, when and if it becomes available, the definitive proxy statement/prospectus.

Investor and Media Relations Contact:

Julie Rathbun

Rathbun Communications

206-769-9219

ir@biomira.com

BIOMIRA INC.  2011 – 94 St. Edmonton, AB, Canada  T6N 1H1

Tel:  (780) 450-3761  Fax:  (780) 463-0871

BIOMIRA CORPORATION, 110 – 110th Avenue NE, Bellevue, WA   98004

Tel: (425) 450-0370  Fax:  (425) 450-0371

http://www.biomira.com